Exhibit 99.1

NEWS RELEASE

Fortuna reports updated Mineral Reserves and Mineral Resources

Vancouver, March 12, 2025: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) provides its updated Mineral Reserve and Mineral Resource estimates as of December 31, 2024 for its four operating mines in West Africa and the Americas, as well as the Arizaro Project located at the Lindero Mine in Salta, Argentina, the Diamba Sud Gold Project in Senegal and the San Jose Mine in Mexico. All references to dollar amounts in this news release are expressed in US dollars. Gold equivalent ounces referred to in this news release are calculated using metal prices of $1,880/oz for Au, $23/oz for Ag, $2,000/t for Pb, and $2,700/t for Zn.

Highlights of Mineral Reserve and Mineral Resource Update

•	Consolidated Inferred Mineral Resources are reported containing 2.2 M gold equivalent ounces (GEOs) representing a year-over-year increase of 29 percent.

•	Consolidated Measured and Indicated Resources exclusive of Mineral Reserves are reported containing 1.5 M GEOs representing a year-over-year increase of 36 percent.

•	Primary drivers for the net increase in Mineral Resources are the result of infill drilling and the discovery of new Inferred Resources representing 741,000 GEOs, offset by the upgrading of resources to reserves.

•	Consolidated Proven and Probable Mineral Reserves are reported containing 2.7 M gold GEOs representing a year-over-year decrease of 11 percent.

•	Primary driver for changes in Mineral Reserves is production related depletion in 2024 of 526,000 GEOs offset by the upgrading of resources to reserves representing 204,000 GEOs.

2024 Mineral Reserves and Mineral Resources

Mineral Reserves - Proven and Probable								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	GEOs (000)
Gold Mines	Séguéla, Côte d’Ivoire	Proven	914	N/A	1.52	N/A	N/A	45
		Probable	8,837	N/A	2.66	N/A	N/A	1,016
		Proven + Probable	9,751	N/A	3.38	N/A	N/A	1,061
	Yaramoko, Burkina Faso	Proven	30	N/A	4.23	N/A	N/A	4
		Probable	597	N/A	7.65	N/A	N/A	147
		Proven + Probable	627	N/A	7.49	N/A	N/A	151
	Lindero, Argentina	Proven	23,276	N/A	0.56	N/A	N/A	420
		Probable	45,897	N/A	0.53	N/A	N/A	786
		Proven + Probable	69,174	N/A	0.54	N/A	N/A	1,206
	Total	Proven + Probable	79,552	N/A	0.95	N/A	N/A	2,417
Silver Mine	Caylloma, Peru	Proven	34	201	0.67	2.51	2.98	6
		Probable	2,407	81	0.14	2.73	4.16	301
		Proven + Probable	2,441	82	0.15	2.73	4.15	307
	Total	Proven + Probable	2,441	82	0.15	2.73	4.15	307
Total		Proven + Probable						2,724

Mineral Resources – Measured and Indicated								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	GEOs (000)
Gold Mines	Séguéla, Côte d’Ivoire	Measured	0	N/A	-	N/A	N/A	0
		Indicated	3,438	N/A	3.59	N/A	N/A	396
		Measured + Indicated	3,438	N/A	3.59	N/A	N/A	396
	Yaramoko, Burkina Faso	Measured	17	N/A	12.48	N/A	N/A	7
		Indicated	245	N/A	4.47	N/A	N/A	35
		Measured + Indicated	261	N/A	4.98	N/A	N/A	42
	Lindero, Argentina	Measured	1,735	N/A	0.52	N/A	N/A	29
		Indicated	28,989	N/A	0.42	N/A	N/A	392
		Measured + Indicated	30,724	N/A	0.43	N/A	N/A	421
	Total	Measured + Indicated	34,423	N/A	0.78	N/A	N/A	859
Silver Mines	Caylloma, Peru	Measured	234	95	0.27	1.47	2.52	23
		Indicated	766	84	0.19	1.27	2.34	66
		Measured + Indicated	1,000	86	0.21	1.31	2.38	89
	San Jose, Mexico	Measured	60	160	1.39	N/A	N/A	6
		Indicated	1,131	160	1.14	N/A	N/A	113
		Measured + Indicated	1,191	160	1.15	N/A	N/A	119
	Total	Measured + Indicated	2,191	126	0.72	N/A	N/A	208
Gold Project	Diamba Sud, Senegal	Measured	0	N/A	-	N/A	N/A	0
		Indicated	7,751	N/A	1.90	N/A	N/A	473
		Measured + Indicated	7,751	N/A	1.90	N/A	N/A	473
	Total	Measured + Indicated	7,751	N/A	1.90	N/A	N/A	473
Total		Measured + Indicated						1,540

Mineral Resources – Inferred								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	GEOs (000)
Gold Mines	Séguéla, Côte d’Ivoire	Inferred	6,765	N/A	2.84	N/A	N/A	618
	Yaramoko, Burkina Faso	Inferred	141	N/A	5.83	N/A	N/A	26
	Lindero, Argentina	Inferred	30,364	N/A	0.46	N/A	N/A	449
	Total	Inferred	37,270	N/A	0.91	N/A	N/A	1,094
Silver Mines	Caylloma, Peru	Inferred	3,794	106	0.55	2.13	3.10	480
	San Jose, Mexico	Inferred	1,053	164	1.23	N/A	N/A	110
	Total	Inferred	4,847	119	0.70	N/A	N/A	590
Gold Projects	Arizaro, Argentina	Inferred	32,400	N/A	0.37	N/A	N/A	389
	Diamba Sud, Senegal	Inferred	3,133	N/A	1.47	N/A	N/A	148
	Total	Inferred	35,533	N/A	0.47	N/A	N/A	537
Total		Inferred						2,220

Notes:

1.	Mineral Reserves and Mineral Resources are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves.
2.	Mineral Resources are exclusive of Mineral Reserves.
3.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
4.	Factors that could materially affect the reported Mineral Resources or Mineral Reserves include changes in metal price and exchange rate assumptions; changes in local interpretations of mineralization; changes to assumed metallurgical recoveries, mining dilution and recovery; and assumptions as to the continued ability to access the site, extend and/or retain mineral and surface rights titles and permits, maintain environmental and other regulatory permits, and maintain the social license to operate.
5.	Mineral Resources and Mineral Reserves are reported as of December 31, 2024.
6.	Mineral Resources for the San Jose Mine are reported within underground mineable shapes using an estimated NSR cut-off grade of 153 g/t Ag Eq based on assumed metal prices of US$27.50/oz Ag and US$2,300/oz Au; estimated metallurgical recovery rates of 89% for Ag and Au and average mining costs of US$56.44/t; processing costs of US$22.79/t; and other costs including distribution, administrative and general service costs of US$25.83/t based on actual operating costs in 2024.
7.	Mineral Reserves for the Caylloma Mine are reported above NSR breakeven cut-off values based on underground mining methods including; mechanized (breasting) at $91.85/t; mechanized (uppers) at $73.33/t; semi-mechanized at $93.05/t; sub-level stoping at $82.77/t; and a conventional method at $153.40/t; using assumed metal prices of $23/oz Ag, $1,880/oz Au, $2,000/t Pb and $2,700/t Zn; metallurgical recovery rates of 82 or 86 % for Ag, 22 or 58 % for Au, 90 or 88 % for Pb and 89 or 87 % for Zn. Mining, processing and administrative costs used to determine NSR cut-off values were estimated based on actual operating costs incurred from July 2023 through June 2024. Mining recovery is estimated to average 95 % with average total mining dilution of 17 % depending on the mining method. Mineral Resources are reported at an NSR cut-off grade of $75/t for veins classified as wide (Animas, Animas NE, Nancy, San Cristobal) and $130/t for veins classified as narrow (all other veins) based on the same parameters used for Mineral Reserves, and a 15 % upside in metal prices.
8.	Mineral Reserves for the Lindero Mine are reported based on open pit mining within a designed pit shell based on variable gold cut-off grades and gold recoveries by metallurgical type: Met type 1 cut-off 0.26 g/t Au, recovery 75.4%; Met type 2 cut-off 0.25 g/t Au, recovery 78.2%; Met type 3 cut-off 0.25 g/t Au, recovery 78.5%; and Met type 4 cut-off 0.29 g/t Au, recovery 68.5%. Mining recovery is estimated to average 100 % and mining dilution 0 % having been accounted for during block regularization to 10m x 10m x 8m size. The cut-off grades and pit designs are considered appropriate for long term gold prices of $1,880/oz, estimated base mining costs of $1.39 per tonne of material, total processing and G&A costs of $10.28 per tonne of ore, and refinery costs net of pay factor of $13.44 per ounce gold. Reported Proven Reserves include 9.9 Mt averaging 0.41 g/t Au of stockpiled material. Mineral Resources are reported within a conceptual pit shell above a 0.23 g/t Au cut-off grade based on the same parameters used for Mineral Reserves and a 15 % upside in metal prices. Mineral Resources for Arizaro are reported within a conceptual pit shell above a 0.23 g/t Au cut-off grade using the same gold price and costs as Lindero and an additional $0.52 per tonne of ore to account for haulage costs between the deposit and plant. A slope angle of 47° was used for defining the pit.
9.	Mineral Reserves for Yaramoko are reported at a cut-off grade of 0.56 g/t Au for the 109 Zone open pit, 4.26 g/t Au for 55 Zone underground, 3.10 g/t Au for Bagassi South QVP and QV underground based on an assumed gold price of $2,040/oz, metallurgical recovery rates of 96.9%, underground mining costs of $177/t, surface mining costs of $4.07/t, processing cost of $32/t and G&A costs of $37/t. Underground average mining recovery is estimated at 90 % for Bagassi South QV and QVP, 94 % for 55 Zone SLS stopes, and 84 % for sill drifts. A mining dilution of 0.2m and 0.2m dilution skin has been applied for shrinkage mining, 0.3m and 0.4m for SLS stopes and 0.3m and 0.65m for sill drifts, respectively. Surface mining recovery is estimated to average 100 % and mining dilution 0%, having been accounted for during block regularization to 5m x 5m x 5m size within an optimized pit shell, and only Proven and Probable categories reported within the final pit designs. Yaramoko Mineral Resources are reported at a gold grade cut-off grade of 1.4 g/t Au for the 55 Zone open pit, 0.6 g/t Au for the 109 Zone open pit, and 2.7 g/t Au and 2.5 g/t Au for underground 55 Zone and Bagassi South respectively, based on an assumed gold price of $2,160/oz and the same costs, metallurgical recovery and constrained within an optimized pit shell. The Yaramoko Mine is subject to a 10 % carried interest held by the government of Burkina Faso.

10.	Mineral Reserves for the Séguéla Mine are reported on a 100 % ownership basis at an incremental gold grade cut-off of 0.75 g/t Au for Antenna, 0.80 g/t Au for Agouti, 0.78 g/t Au for Boulder, 0.78 g/t Au for Koula, 0.84 g/t Au for Ancien, 0,86 g/t for Badior and 0.81 g/t Au for Sunbird deposits based on a gold price of $1,880/ounce, metallurgical recovery rates of 94%, surface mining costs ranging between $3.76/t to $4.28/t, processing cost of $17.87/t and G&A cost of $14.45/t, and only Proven and Probable categories reported within the final pit designs. The Mineral Reserves pit design for Antenna, Ancien, Koula and Badior were based on inter-ramp angles of 30.6° to 38.3° for oxide material, 42.9° for transitional material, and 59.6° for fresh material. Agouti and Boulder pits were designed with inter-ramp angles of 36.8° for oxide, 44.2° for transitional, and 60.0° for fresh material. The Sunbird pit was designed with inter-ramp angles of 40.7° for oxide, 36.5° to 59.6° for transitional, and 52.2° to 61.2° for fresh material. The Mineral Reserves are reported with modifying factors of mining dilution and mining recovery represented by regularizing the block models to an appropriate selective mining unit (SMU) block size. Mineral Resources for Séguéla are reported at a cut-off grade of 0.65 g/t Au for Antenna and Kestrel, 0.70 g/t Au for Agouti, Boulder, Koula, Sunbird and Kingfisher, and 0.75 g/t Au for Ancien, Badior and Gabbro North based on an assumed gold price of $2,160/oz and constrained within preliminary pit shells. Underground Mineral Resources are reported inside MSO shapes at a gold cut-off grade of 2.4 g/t Au based on sublevel stoping mining method. The Séguéla Mine is subject to a 10 % carried interest held by the State of Cote d'Ivoire.
11.	Mineral Resources for Diamba Sud are reported on a 100 % ownership basis at SMU block sizes and at an incremental gold cutoff grade for oxide/transitional material of 0.28 g/t Au for Area A, 0.29 g/t Au for Area D and Karakara, 0.31 g/t Au for Kassassoko and 0.32 g/t Au for Western Splay, with fresh material reported based on a cutoff of 0.36 g/t Au for Karakara, 0.37 g/t Au for Area A, 0.40 g/t Au for Area D and Kassassoko, and 0.41 g/t Au for Western Splay in accordance with the varying ore differential parameters and varying metallurgical recoveries for oxide, transitional and fresh rock associated within shell optimizations, assuming a long-term gold metal price of $2,160/oz and metallurgical recoveries for the following deposits: Area A oxide and transitional rock 89.8%, Area A fresh rock 93.1%; Area D oxide and transitional rock 89.8%, Area D fresh rock 85.4%; Karakara oxide and transitional rock 88.6%, Karakara fresh rock 94.9%; Western Splay oxide, transitional and fresh rock 88%; and, Kassassoko oxide, transitional and fresh rock 93%.
12.	Eric Chapman, P. Geo. (EGBC #36328), is the Qualified Person responsible for Mineral Resources; Raul Espinoza (FAUSIMM (CP) #309581) is the Qualified Person responsible for Mineral Reserves; both being employees of Fortuna Mining Corp.
13.	Gold equivalent calculated using metal prices of $1,880/oz for Au, $23/oz for Ag, $2,000/t for Pb, and $2,700/t for Zn.
14.	N/A = Not applicable.
15.	Totals may not add due to rounding.

Séguéla Mine, Côte d’Ivoire

Year-over-year, the operation successfully replenished what was mined, with Mineral Reserve gold ounces remaining relatively unchanged, while gold grade increased by 11 percent to 3.38 g/t Au. Inferred Resources increased by 121 percent over the same period, primarily due to the addition of the Kingfisher deposit.

As of December 31, 2024, the Séguéla Mine has Proven and Probable Mineral Reserves of 9.8 Mt containing 1.1 Moz Au, in addition to Indicated Resources of 3.4 Mt containing 396,000 oz Au and Inferred Resources of 6.8 Mt containing 618,000 oz Au.

The Company disclosed an updated estimate of Mineral Reserves and Resources as of October 31, 2024 (refer to Fortuna news release dated December 10, 2024). Since the publication of this update, Mineral Reserves increased by 0.4 Mt and 45,000 gold ounces. Changes were due to the upgrading of the Badior deposit Inferred Resources to Probable Reserves offset by mining related depletion in the last two months of 2024.

Measured and Indicated Resource gold ounces, exclusive of Mineral Reserves, remain unchanged.

Inferred Resources decreased 0.5 Mt or 59,000 oz Au in relation to the upgrading of the Badior deposit to Mineral Reserves.

The Brownfields exploration program budget for 2025 at Séguéla is $13.5 million, which includes 73,000 meters of exploration drilling, supporting resource upgrade drilling primarily at the Sunbird underground project, and infill and expansion of the Kingfisher deposit, along with continued target generation (refer to Fortuna news release dated January 21, 2025).

Yaramoko Mine, Burkina Faso

In 2024, the operation continued replenishing Mineral Reserves depleted through mining, with the addition of 0.2 Mt containing 64,000 oz Au via underground developments and drilling of the Zone 55 and Bagassi South QV Prime veins.

As of December 31, 2024, the Yaramoko Mine has Proven and Probable Mineral Reserves of 0.6 Mt containing 151,000 oz Au, in addition to Measured and Indicated Resources, exclusive of Mineral Reserves, of 0.3 Mt containing 42,000 oz Au, and Inferred Resources of 0.1 Mt containing
26,000 oz Au.

Year-over-year, Mineral Reserve tonnes decreased 27 percent, while gold grades decreased 5 percent to 7.49 g/t Au. The changes are due to mining related depletion in 2024 of 0.5 Mt of material containing 120,000 oz Au counteracted by the successful replenishment program described above.

Measured and Indicated Resource gold ounces, exclusive of Mineral Reserves, decreased by
2,000 ounces and Inferred Resources increased by 10,000 ounces as a result of depletion through the removal of isolated non-economic mineralization, and the discovery of extensions to mineralization in the 55 Zone and Bagassi South underground mines.

Lindero Mine and Arizaro Gold Project, Argentina

In spite of year-over-year mining depletion, there were minimal changes to Mineral Reserves at Lindero, with tonnes and gold grade decreasing by 3 percent and 4 percent, respectively.

As of December 31, 2024, the Lindero Mine has Proven and Probable Mineral Reserves of 69.2 Mt containing 1.2 Moz Au, in addition to Measured and Indicated Resources, exclusive of Mineral Reserves, of 30.7 Mt containing 421,000 oz Au, and Inferred Resources of 30.4 Mt containing
449,000 oz Au.

Mineral Reserve depletion of ore delivered to the heap leach pad in 2024 comprising 6.4 Mt containing 121,000 oz Au, was largely offset by a decrease in the reporting cut-off grade due to higher gold prices.

Measured and Indicated Resource gold ounces, exclusive of Mineral Reserves, remained relatively unchanged year-over-year.

Inferred Resource tonnes increased by 5.1 Mt or 20 percent, to 30.4 Mt year-over-year, with the gold grade remaining relatively unchanged at 0.46 g/t. The increase in Inferred Resources is due to reporting at a lower cut-off grade and updated pit optimization related to the application of a higher gold price.

As of December 31, 2024, the Arizaro Gold Project has Inferred Mineral Resources of 32.4 Mt averaging 0.37 g/t Au containing 389,000 oz Au, an increase of 34 percent in tonnes and 26 percent in gold ounces compared to last year as a result of the application of a higher gold price and subsequent adjustments in the pit shell.

The Brownfields exploration budget for Lindero is $3.4 million, which includes 5,000 meters of exploration drilling at Arizaro, following up on recent reinterpretations driven by additional geochemical sampling, and alteration mapping completed in 2024 (refer to Fortuna news release dated January 21, 2025).

Caylloma Mine, Peru

Year-over-year, Mineral Reserve tonnes increased by 7 percent, while silver, lead and zinc grades remained relatively unchanged as the operation successfully replaced and added to the reserves that were mined through the year.

As of December 31, 2024, the Caylloma Mine has Proven and Probable Mineral Reserves of 2.4 Mt containing 6.5 Moz Ag, 12,000 oz Au, 67,000 tonnes Pb, and 101,000 tonnes Zn, or 307,000 GEOs, in addition to Inferred Resources of 3.8 Mt containing 12.9 Moz Ag, 67,000 oz Au, 81,000 tonnes Pb, and 118,000 tonnes Zn or 408,000 GEOs.

The increase in Mineral Reserve tonnes is due to the conversion of 557,000 tonnes, or 79,000 GEOs, of Inferred Resources to Mineral Reserves, offset by mining related depletion of 489,000 tonnes or 68,000 GEOs; a decrease of 124,000 tonnes, or 12,000 GEOs, as a result of changes in commercial terms and metal price; and a decrease of 112,000 tonnes, or 9,000 GEOs, due to adjustments in the estimation parameters and geologic interpretation.

Measured and Indicated Resource tonnes, exclusive of Mineral Reserves, decreased by 44 percent year-over-year to 1.0 Mt with silver, lead and zinc grades decreasing by 1, 21, and 13 percent, respectively, due to the removal of crown pillar material and isolated narrow mineralized structures from the inventory.

Inferred Resource tonnes decreased by 16 percent year-over-year. Silver grades increased 7 percent, whereas lead and zinc grades decreased by 12 and 16 percent, respectively. The decrease in Inferred Mineral Resources is a result of an increase in cut-off values used for reporting Mineral Resources from $130/t to $135/t, resulting in a decrease of 55,000 tonnes, or 4,000 GEOs, and adjustments in the geologic interpretation, changes in commercial terms, and sterilization of material associated with isolated or narrow mineralization resulting in a decrease of 274,000 tonnes, or 69,000 GEOs, offset by the discovery of 176,000 tonnes, or 22,000 GEOs, through exploration drilling of the Animas and Animas NE veins.

The Brownfields exploration program budget for 2025 at Caylloma is $4.8 million which includes $2.2 million for 9,000 meters of resource extension drilling, in addition to $2.6 million for 1,600 meters of drill testing regional targets (refer to Fortuna news release dated January 21, 2025).

San Jose Mine, Mexico

Although the mine depleted its reserves in 2024, successful exploration drilling resulted in a year-over-year increase in Measured and Indicated Resource GEOs of 17 percent, with an increase of 9 percent in silver grade, and 4 percent in gold grade. In addition, Inferred Resource GEOs increased by
12 percent with an increase of 12 percent in silver grade, and 18 percent in gold grade.

As of December 31, 2024, the San Jose Mine has Measured and Indicated Mineral Resources of
1.2 Mt containing 6.1 Moz Ag, 44,000 oz Au or 119,000 GEOs, in addition to Inferred Resources of 1.0 Mt containing 5.6 Moz Ag, 42,000 oz Au or 110,000 GEOs.

The changes in Measured and Indicated Resources are due to infill drilling upgrading Inferred Resources and an increase in the reporting cut-off grade from 130 g/t to 153 g/t Ag Eq.

The increase in Inferred Mineral Resources are a result of changes in cut-off values used for reporting Mineral Resources, as described above, adjustments in the geologic interpretation, and infill drilling resulting in upgrading of Inferred Resources to Indicated Resources resulting in a decrease of 68,000 GEOs, counteracted by exploration drilling of the Victoria and Yessi mineralized structures, which added 84,000 GEOs.

The San Jose Mine was placed on care and maintenance on December 24, 2024, as the Company decided to enter a strategic process to divest of the non-core asset. On January 15, 2025, the Company announced it had entered into a binding agreement with Minas del Balsas S.A. de C.V. (“MdB”), a private Mexican company, for the sale of the San Jose Mine. On March 6, 2025, the Company terminated the acquisition agreement with MdB and is now continuing with the sale process to divest the asset.

Diamba Sud Gold Project, Senegal

Fortuna estimates Diamba Sud contains an Indicated Resource of 7.8 Mt at an average gold grade of 1.90 g/t containing 473,000 oz Au, and an Inferred Resource of 3.1 Mt at an average gold grade of 1.47 g/t containing 148,000 oz Au. This represents the Company’s first-time disclosure of the Diamba Sud Mineral Resources prepared in accordance with National Instrument 43-101.

The estimate is based on an extensive drill program conducted from October 2023 to July 2024 comprising 497 holes totaling 64,892 meters. The data collected facilitated improvements in the geologic interpretation and resource modelling for Area A and Area D, led to the growth of resources at Karakara, and expanded the pipeline of emerging deposits, with the first-time estimation of resources for Western Splay and Kassassoko. Expansion drilling of these deposits, as well as drilling of new targets, is planned for 2025 as part of the $8.3 million exploration program, which includes 35,000 meters of drilling (refer to Fortuna news release dated January 21, 2025).

Diamba Sud Gold Project Mineral Resources by deposit

Mineral Resources – Measured and Indicated				Contained Metal
Classification	Deposit	Tonnes (000)	Au (g/t)	Au (koz)
Indicated	Area A	2,456	2.07	163
	Area D	3,234	1.96	204
	Karakara	779	1.93	48
	Western Splay	726	1.75	41
	Kassassoko	556	0.96	17
Total Indicated		7,751	1.90	473

Mineral Resources – Inferred				Contained Metal
Classification	Deposit	Tonnes (000)	Au (g/t)	Au (koz)
Inferred	Area A	576	1.51	28
	Area D	305	1.37	13
	Karakara	1,617	1.57	81
	Western Splay	384	1.43	18
	Kassassoko	251	0.89	7
Total Inferred		3,133	1.47	148

Notes:

1.	Mineral Reserves and Mineral Resources are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves
2.	Mineral Resources are exclusive of Mineral Reserves.
3.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
4.	Factors that could materially affect the reported Mineral Resources or Mineral Reserves include changes in metal price and exchange rate assumptions; changes in local interpretations of mineralization; changes to assumed metallurgical recoveries, mining dilution and recovery; and assumptions as to the continued ability to access the site, extend and/or retain mineral and surface rights titles and permits, maintain environmental and other regulatory permits, and maintain the social license to operate.
5.	Mineral Resources and Mineral Reserves are reported as of December 31, 2024.
6.	Mineral Resources for Diamba Sud are reported on a 100 % ownership basis at SMU block sizes and at an incremental gold cutoff grade for oxide/transitional material of 0.28 g/t Au for Area A, 0.29 g/t Au for Area D and Karakara, 0.31 g/t Au for Kassassoko and 0.32 g/t Au for Western Splay, with fresh material reported based on a cutoff of 0.36 g/t Au for Karakara, 0.37 g/t Au for Area A, 0.40 g/t Au for Area D and Kassassoko, and 0.41 g/t Au for Western Splay in accordance with the varying ore differential parameters and varying metallurgical recoveries for oxide, transitional and fresh rock associated within shell optimizations, assuming a long-term gold metal price of $2,160/oz and metallurgical recoveries for the following deposits: Area A oxide and transitional rock 89.8%, Area A fresh rock 93.1%; Area D oxide and transitional rock 89.8%, Area D fresh rock 85.4%; Karakara oxide and transitional rock 88.6%, Karakara fresh rock 94.9%; Western Splay oxide, transitional and fresh rock 88%; and, Kassassoko oxide, transitional and fresh rock 93%. .
7.	Eric Chapman, P. Geo. (EGBC #36328), is the Qualified Person responsible for Mineral Resources; Raul Espinoza (FAUSIMM (CP) #309581) is the Qualified Person responsible for Mineral Reserves; both being employees of Fortuna Mining Corp.
8.	Totals may not add due to rounding

The Mineral Resource estimate incorporates a total of 1,109 diamond and reverse circulation (RC) drill holes totaling 141,101 meters, drilled since 2019. The Mineral Resource is comprised of five deposits including Area A, Area D, Karakara, Western Splay and Kassassoko.

All RC drilling at Diamba Sud used a 5.25-inch face sampling pneumatic hammer with samples collected into 60-liter plastic bags. Samples were kept dry by maintaining enough air pressure to exclude groundwater inflow. If water ingress exceeded the air pressure, RC drilling was stopped, and drilling converted to diamond core tails. Samples were collected at 1-meter intervals from an onboard cyclone then split on site to produce two 1.5 kg samples, the first sample was submitted for analysis, the second stored at the core yard as a duplicate.

The majority of diamond drill holes at Diamba Sud were drilled with either HQ or NQ sized diamond drill bits. The core was logged, marked up for sampling using standard lengths of one meter or to a geological boundary. Samples were then cut into equal halves using a diamond saw. One half of the core was left in the original core box and stored in a secure location at the company core yard at the project site. The other half was sampled, catalogued and placed into sealed bags and securely stored at the site until shipment.

All Diamba Sud RC and diamond core samples were shipped to ALS Global’s preparation laboratory in Kedougou, Senegal, for preparation and then, via commercial courier, to ALS’s facility in Ouagadougou, Burkina Faso for finishing. Routine gold analysis using a 50-gram charge and fire assay with an atomic absorption finish was completed for all Diamba Sud samples. Quality control procedures included the systematic insertion of blanks, duplicates, and standards into the sample stream. In addition, the ALS laboratory inserted its own quality control samples.

Diamba Sud’s Mineral Resource estimate was prepared using data with an effective cut-off date of June 30, 2024. Three dimensional wireframes were generated for the host lithologies, including the weathering profile, as well as for low, mid, and high-grade mineralized envelopes based on nominal cut-off grades of 0.3 g/t, 1 g/t and 4 g/t Au, respectively.

Wireframes for each mineralized envelope were used to select and flag drillhole samples. Samples were preferentially sampled at either 1 or 2-meter intervals regardless of drilling technique based on the deposit.

Composites for each mineralized domain were reviewed separately and in conjunction with log probability plots, histograms and box and whisker plots. All data was collectively treated as a single statistical domain for the purposes of geostatistical analysis.

Input composite data for each individual domain were assessed for the existence of outliers. Top cut grade capping was applied on a semi-quantitative basis per-domain, based on the histograms, log probability and mean/variance plots for each domain. Grade caps were generally applied at the
98th percentile or above.

An experimental semi-variogram was generated for each domain with a modeled semi-variogram developed, typified by a moderate to high nugget, and two spherical structures.

A block model was built for each of the Diamba Sud deposits. Block models were aligned with the national grid utilizing the same UTM coordinate system as the input data with consideration of the likely selective mining unit used to define block size.

The wireframes defining low, mid and high-grade mineralized domains were used as hard boundaries in the grade interpolation. Only grades inside each mineralized wireframe were used to interpolate the blocks inside the same wireframe. Inverse distance weighting (IDW) or ordinary kriging (OK) was selected for grade interpolation in the mineralized domains dependent on the quality of the modeled variograms. It is considered by the Qualified Person to be appropriate for this style of deposit.

All estimates were performed on a parent block basis. Search parameters for estimation were determined based on Kriging Neighborhood Analysis (KNA). Single block KNA within a well-informed portion of the deposit was utilized. The search radii used a quadrant search method to improve sample selectivity for each estimate. An oriented ellipsoid search was used to select data for interpolation. Search ellipsoid orientations were based on orientations derived from variogram analysis. A single pass search was used to estimate gold within the individual mineralized envelopes, based on the variogram ranges.

Fixed bulk density values were assigned to individual lithologies and weathering profiles based on more than 20,000 water immersion measurements of drill core taken from across Diamba Sud.

Initial validation of the Diamba Sud block models was undertaken using a variety of methods, including checks for un-estimated mineralization blocks, incorrect or absent assignation of density values, and mineralized blocks or blocks with density values above topography.

Following these checks, swath plots were generated along the three principal axes to assess the representativity of estimated grade profiles in comparison to the input composite grades. Swath plots were generated on a per-mineralization solid basis. Swath plots and log-probability plots from the two largest, volumetrically, and most well-informed mineralized domains indicate a suitable level of adherence of the estimated grades to the expected values observed within the input composite data.

Mineral Resources are reported on a 100 percent ownership basis at SMU block sizes and incremental gold cutoff grades in accordance with varying metallurgical recoveries and projected mining, processing, and general costs within pit shell optimizations, assuming a long-term gold metal price of $2,160/oz.

Qualified Person

Eric Chapman, Senior Vice President, Technical Services, is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328) and a Qualified Person as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects. Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with four operating mines and exploration activities in Argentina, Burkina Faso, Côte d’Ivoire, Mexico and Peru, as well as the Diamba Sud Gold Project located in Senegal. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube

Forward looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, the Mineral Resource and Mineral Reserve estimates; statements about the Company’s business strategies, plans and outlook; Company’s plans for its mines and mineral properties; changes in general economic conditions and financial markets; the impact of inflationary pressures on the Company’s business and operations; the estimated Brownfields expenditures for the Company’s sites in 2025 and the proposed exploration plans related thereto; the future results of exploration activities; expectations with respect to metal grade estimates and the impact of any variations relative to metals grades experienced; the Company’s plans to divest itself of the San Jose Mine; assumed and future metal prices, currency exchange rates and interest rates in 2025; life of mine estimates; the merit of the Company’s mines and mineral properties; and the future financial or operating performance of the Company. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “proposed”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; risks relating to the Company’s ability to replace its Mineral Reserves; risks related to the conversion of Mineral Resources to Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; the Company’s ability to divest itself of the San Jose Mine; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian, and Israeli – Hamas conflicts, and the impacts they may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks related to the ability to retain or extend title to the Company’s mineral properties; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; risks associated with climate change legislation; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the fiscal year ended December 31, 2023. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including, but not limited to, the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; the duration and impacts of geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events, or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Unless otherwise indicated, reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. The historical resource estimates in respect of the Diamba Sud Project included in this news release have been prepared in accordance with the requirements of the Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia.

Canadian standards, including NI 43-101, and Australian standards, including the JORC Code, each differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.